Exhibit 99.1

Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills
Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel: + 91 40 4900 2900
Fax: + 91 40 4900 2999
Email: mail@drreddys.com
Web: www.drreddys.com

May 9, 2025

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Disclosure pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 – Incorporation of Step down Wholly-owned Subsidiary

Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended, we wish to inform that Dr. Reddy’s Laboratories SA, Switzerland, (“DRSA”) a wholly-owned subsidiary of the Company, has incorporated a new wholly-owned subsidiary in Vietnam, named “Dr. Reddy's Laboratories (Vietnam) Company Limited” on May 9, 2025. Accordingly, Dr. Reddy's Laboratories (Vietnam) Company Limited became a step-down wholly-owned subsidiary of the Company.

The details required under Regulation 30 of the SEBI Listing Regulations, read with SEBI Circular No. SEBI/HO/CFD/PoD2/CIR/P/0155 dated November 11, 2024, with respect to the above incorporation of a step down wholly-owned subsidiary is given in Annexure enclosed herewith.

This is for your information and record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Annexure

Disclosure under Part A Para A(i) of Schedule III read with Regulation 30 of the SEBI (Listing Obligation and Disclosure Requirements) Regulations, 2015

Sl. No	Particulars	Description
1	Name of the target entity, details in brief such as size, turnover etc.

Dr. Reddy’s Laboratories SA, Switzerland, (“DRSA”) a wholly-owned subsidiary of the Company, has incorporated a new wholly-owned subsidiary in Vietnam, named “Dr. Reddy's Laboratories (Vietnam) Company Limited” on May 9, 2025. Accordingly, Dr. Reddy's Laboratories (Vietnam) Company Limited became a step-down wholly-owned subsidiary of the Company.

Authorized share capital: 12,691,250,000 VND

Size/Turnover: Not applicable (yet to commence business operations)

2

Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arms-length”

Dr. Reddy's Laboratories (Vietnam) Company Limited is promoted by DRSA, a Wholly Owned Subsidiary of the Company and therefore is a related party of the Company.
3	Industry to which the entity being acquired belongs	Pharmaceutical and Healthcare
4	Objects and impact of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity);

The company's business is healthcare and pharmaceutical products and general marketing, sales and promotion of medical devices and marketing and consulting of these products. The business of the Dr. Reddy's Laboratories (Vietnam) Company Limited is in line with the main line of business of the Company.

5	Brief details of any governmental or regulatory approvals required for the acquisition	Not Applicable
6	Indicative time period for completion of the acquisition	Not Applicable
7	Consideration - whether cash consideration or share swap or any other form and details of the same	Not Applicable
8	Cost of acquisition or the price at which the shares are acquired	Not Applicable
9	Percentage of shareholding / control acquired and / or number of shares acquired	100%
10

Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

Purpose: The company's business is healthcare and pharmaceutical products and general marketing, sales and promotion of medical devices and marketing and consulting of these products.

Date of Incorporation: May 9, 2025

History/Turnover – Not applicable

Dr. Reddy's Laboratories (Vietnam) Company Limited is incorporated in Vietnam and is yet to commence its business operations.

Country of incorporation: Vietnam